Mail Stop 6010	January 4, 2006

Mr. Stanley C. Erck
Chief Executive Officer
Iomai Corporation
20 Firstfield Road, Suite 250
Gaithersburg, Maryland 20878

Re:	Iomai Corporation
      Amendment No. 3 to Registration Statement on Form S-1
Filed December 20, 2005
File No. 333-128765

Dear Mr. Erck:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 2 and reissue that comment in part.

* We note your statement that each of your product candidates, consisting of a patch and one or more active ingredients, are "treated as an investigational product candidate by the FDA," and that none of your product candidates or any of the active ingredients
"have been approved by the FDA for sale or commercial use." On page
2, however, you refer to use of the IS patch with "existing commercially available injectable flu vaccine." Please clarify these statements.

* With respect to your needle-free travelers` diarrhea patch, please revise your disclosure to clarify that you are developing the vaccine as well as the patch as a delivery system.

Index to Financial Statements, page F-1

Notes to Financial Statements, page F-8

4.  Elan Restructuring, page F-16

Restructuring Agreement, page F-18

2. Please elaborate on your response to prior comment eleven to clarify how the fair value of the convertible notes contemplated that the restructuring was done in connection with the Series C Preferred
Stock financing, which presumably would have provided you with an alternative source to repay the convertible notes. While your asserted that you could not obtain an investment without restructuring the joint venture and Elan`s interest in the Company, please clarify the extent to which the investment was contingent upon the Elan exchanging the convertible notes for shares of your Series B
Preferred Stock. In addition, please clarify how the fair value is appropriate when you apparently had to apply all of the following to the principal and accured interest due on the convertible notes:
(a)
a portion of the Series B Preferred Stock, (b) the Make-Whole Amount, and (c) a portion of the gross proceeds from the Series C Preferred
Stock financing.


*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabatha Akins at (202) 551-3658 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.


								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Paul M. Kinsella, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624

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Mr. Stanley C. Erck
January 4, 2006
Page 1